[LETTERHEAD OF HARRIS & HARRIS GROUP, INC.]

April 3, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Larry Greene

Re:	Harris & Harris Group, Inc. CIK: 0000893739
Request for Withdrawal of Amendment to Registration Statement on Form N-2
File Nos. 333-138996 and 811-07074

Dear Mr. Greene:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Securities Act”), Harris & Harris Group, Inc. (the “Company”) hereby requests the withdrawal of Post-Effective Amendment No. 2 under the Securities Act to the Company’s Registration Statement on Form N-2 (Accession Number 0001144204-08-020241). Due to printer error, the amendment was incorrectly submitted on April 3, 2008 under the Securities Act (File No. 333-138996) and the Investment Company Act of 1940 (File No. 811-07074). The amendment should have only been filed under the Securities Act (File No. 333-138996). The Company has not offered shares of common stock pursuant to this amendment.

If you have any questions, please contact the undersigned (212) 582-0900.

Very truly yours,

/s/ Sandra Matrick Forman

Sandra Matrick Forman
General Counsel

cc:	Richard Prins Skadden, Arps, Slate, Meagher & Flom LLP